05044362

STATES
HANGE COMMISSION
, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49443 |

RECEIVED AUG 28 2005 SEC MAIL PROCESSING SECTION WASH., D.C. 199

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: F/N/A PricewaterhouseCoopers Corporate Finance LLC K/N/A PricewaterhouseCoopers Corporate Advisory + Restructuring LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1751 Pinnacle Drive
(No. and Street)

| McLean | VA | 22102-3811 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sudhin Roy — 646 471 4931
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Councilor, Buchanan + Mitchell P.C.
(Name – *if individual, state last, first, middle name*)

| 7910 Woodmont Ave. | Bethesda | MD | 20814 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 28 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

STATE OF NEW YORK } ss.
COUNTY OF NEW YORK }

## OATH OR AFFIRMATION

I, Sudhin Roy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PricewaterhouseCoopers Corporate Finance LLC, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NOT Applicable -

LORRAINE E KILLHEFFER
Notary Public - State of New York
NO. 01KI4844885
Qualified in Westchester County
My Commission Expires June 30, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

**PRICEWATERHOUSECOOPERS CORPORATE FINANCE LLC**

June 30, 2005

# CONTENTS

CBM
Councilor • Buchanan • Mitchell
Certified Public Accountants & Business Advisors

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
**PricewaterhouseCoopers Corporate Finance LLC**

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Corporate Finance LLC (the "Company") as of June 30, 2005, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PricewaterhouseCoopers Corporate Finance LLC as of June 30, 2005, and the results of its operations and its cash flows the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Councilor, Buchanan & Mitchell, P.C.

Bethesda, Maryland
August 12, 2005

Certified Public Accountants

PricewaterhouseCoopers Corporate Finance LLC

# STATEMENT OF FINANCIAL CONDITION

June 30, 2005

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 2,369,017 |
| Accounts receivable | 2,418,241 |
| Due from affiliate | 3,124,884 |
| | $ 7,912,142 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Accounts payable and accrued expenses | $ 2,962,325 |
| Members' capital | 4,949,817 |
| | $ 7,912,142 |

*The accompanying notes are an integral part of this statement.*

PricewaterhouseCoopers Corporate Finance LLC

# STATEMENT OF OPERATIONS

Year ended June 30, 2005

| | |
|---|---|
| Revenues | |
| Fee income | $ 7,679,801 |
| Interest and other | 19,119 |
| | 7,698,920 |
| Operating expenses | |
| Employee compensation and benefits | 4,264,619 |
| Practice development | 831,844 |
| Other personnel-related expenses | 352,003 |
| Technology | 266,644 |
| Reference materials and supplies | 166,950 |
| Office and administrative expenses | 91,962 |
| Occupancy | 60,545 |
| Other | 443,645 |
| | 6,478,212 |
| NET INCOME | $ 1,220,708 |

*The accompanying notes are an integral part of this statement.*

PricewaterhouseCoopers Corporate Finance LLC

## STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Year ended June 30, 2005

| | |
|---|---|
| Members' capital, beginning of year | $ 3,729,109 |
| Net income | 1,220,708 |
| Members' capital, end of year | $ 4,949,817 |

*The accompanying notes are an integral part of this statement.*

PricewaterhouseCoopers Corporate Finance LLC

**STATEMENT OF CASH FLOWS**

Year ended June 30, 2005

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 1,220,708 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Changes in operating assets and liabilities | |
| (Increase) decrease in operating assets | |
| Accounts receivable, less allowance for doubtful accounts | 1,465,960 |
| Due from affiliate | (2,062,913) |
| Other assets | 1,280 |
| Increase (decrease) in operating liabilities | |
| Accounts payable and accrued expenses | (571,137) |
| Deferred revenue | (30,566) |
| Net cash provided by operating activities - Net Increase in Cash And Cash Equivalents | 23,332 |
| Cash and cash equivalents at beginning of year | 2,345,685 |
| Cash and cash equivalents at end of year | $ 2,369,017 |

*The accompanying notes are an integral part of this statement.*

PricewaterhouseCoopers Corporate Finance LLC

## NOTES TO FINANCIAL STATEMENTS

June 30, 2005

### NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Corporate Finance LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its members' liabilities in the Company's obligations and debts shall be limited to the amounts of their capital contributions.

The Company is majority owned by a Delaware corporation, which is 100% owned by PricewaterhouseCoopers EE Holdings B.V. (EE Holdings B.V.), a Netherlands company and member firm of the PricewaterhouseCoopers (PwC) Network (PwC Network). All the shares of EE Holdings B.V. are owned by Stichting PricewaterhouseCoopers EE ("EE Stichting"). EE Stichting is also a member firm of the PwC Network.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions. Its activities also include privately placing equity and debt securities on behalf of corporations, partnerships, business trusts, and limited liability companies on a "best efforts" basis with clients located throughout the United States.

### NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash balances and money market funds.

2. *Accounts Receivable*

   Accounts receivable are reported at their outstanding balances.

   Management periodically evaluates the adequacy of the allowance for doubtful accounts by considering the Company's past receivables loss experience, known and inherent risks in the accounts receivable population, adverse situations that may affect a client's ability to pay, and current economic conditions.

   The allowance for doubtful accounts is increased by charges to bad debts expense and decreased by charge offs of the accounts receivable balances. Accounts receivable are considered past due based on their payment terms. Accounts receivable are charged off based on management's case-by-case determination that they are uncollectible.

   Management believes that all accounts receivable at June 30, 2005, are fully collectible. Therefore, no allowance has been provided.

## NOTE B (continued)

3. *Fee Income and Revenue Recognition*

Fee income represents amounts recognized in connection with advisory services fees and related expenses. In connection with these activities, the Company receives retainer fees for services to be provided. Revenue from advisory services is recognized when performance is substantially completed. When applicable, advisory services fees received in advance of performance are treated as deferred revenue.

4. *Income Taxes*

No provision for Federal, state, or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their shares of the Company's income or loss.

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE C - MEMBERS' CAPITAL

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in proportion to the capital contributions of the members.

## NOTE D - RELATED PARTY TRANSACTIONS

1. *Fee Income*

As indicated in Note A, the Company and PwC are affiliated under common ownership. Approximately 15% of the gross revenues earned is a result of subcontracts from this entity. In addition, all revenues are collected by PwC on behalf of the Company.

The Company has an agreement with PricewaterhouseCoopers Corporate Finance Inc. ("PwCCF Canada," an affiliate of the PwC Network) to provide U.S.-based broker-dealer services via Registered Representative Consulting Agreements. The Company earned approximately $100,000 of net revenues from PwCCF Canada for the year ended June 30, 2005.

## NOTE D (continued)

2. *Intercompany Transactions*

Net revenues are collected and expenditures are processed by PwC on behalf of the Company. PwC charges the Company for substantially all office and administrative expenses, and certain other operating expenses. These expenses are allocated to the Company based upon a predetermined formula, which totaled to $487,937 for the year ended June 30, 2005. At June 30, 2005, due from affiliate in the amount of $3,124,884 represents the net amount of revenues collected and expenditures paid and allocated by PwC. In addition, the Company earned $1,176,971 of income from PwC for the year ended June 30, 2005.

3. *Employee Benefit Plan*

PwC maintains a defined contribution plan covering all employees of PwC and certain related entities, including the Company. The Plan provides that employees who have attained age 21 voluntarily contribute from 1% to 100% of their pre-tax compensation to the Plan and/or from 1% to 100% of post-tax compensation to the Plan, with the total amount of contributions not to exceed 100% of compensation. The Company matches employee contributions in the amount of 25% of the first 6% of compensation contributed to the Plan. The Company also makes a profit sharing contribution of 5% (8% for directors or managing directors) of compensation regardless of the employees' contributions. Expense totaled $212,807 for the year ended June 30, 2005.

## NOTE E - CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk at June 30, 2005, as all of the cash and cash equivalents are held at one financial institution.

## NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but, as of June 30, 2005, the Company had net capital of $1,159,312, which exceeded minimum net capital requirements by $1,081,824.

## SUPPLEMENTARY INFORMATION

PricewaterhouseCoopers Corporate Finance LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2005

| | |
|---|---|
| Net capital | |
| Members' capital | $ 4,949,817 |
| Deductions and/or charges | |
| Nonallowable assets | |
| Accounts receivable, less allowance for doubtful accounts | 2,418,241 |
| Due from affiliate | 3,124,884 |
| | (593,308) |
| Other additions and/or credits | |
| Discretionary bonus pool | 1,800,000 |
| Net capital before haircuts on securities positions | 1,206,692 |
| Haircuts on securities | |
| Other securities | 47,380 |
| Net capital | 1,159,312 |
| Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $1,162,325 or $5,000 | 77,488 |
| Excess net capital | $ 1,081,824 |
| Ratio of aggregate indebtedness to net capital | 1.0 to 1 |
| Schedule of aggregate indebtedness | |
| Accounts payable and accrued expenses | $ 1,162,325 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

PricewaterhouseCoopers Corporate Finance LLC

## STATEMENT REGARDING RULE 15c3-3

June 30, 2005

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

CBM
Councilor • Buchanan • Mitchell
Certified Public Accountants & Business Advisors



# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members of
**PricewaterhouseCoopers Corporate Finance LLC**

In planning and performing our audit of the financial statements and supplemental schedules of PricewaterhouseCoopers Corporate Finance LLC (the "Company") for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7910 Woodmont Avenue • Suite 500 • Bethesda, MD 20814 • Phone: 301-986-0600 • Fax: 301-986-0432 • www.cbmcpa.com

To the Members of
**PricewaterhouseCoopers Corporate Finance LLC**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Councilor, Buchanan & Mitchell, P.C.

Bethesda, Maryland
August 12, 2005

Certified Public Accountants